SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 1, 2005

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F     ☒        40-F     ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Inmarsat plc
99 City Road
London EC1Y 1AX
United Kingdom
www.inmarsat.com

T +44 (0)20 7728 1000
F +44 (0)20 7728 1044

1st June 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Inmarsat plc

Announcement of Initial Public Offering and Indicative Price Range

Inmarsat plc Announces IPO and Indicative Price Range

Inmarsat plc (“Inmarsat” or the “Company”) today announces its intention to proceed with an initial public offering of shares and to seek a full listing on the main market of the London Stock Exchange. It is expected that a global offer of shares (the “Global Offer”) to institutional investors will be launched today following the publication of the Company’s price range prospectus. JPMorgan Cazenove and Morgan Stanley have been appointed Joint Sponsors for the proposed flotation. JPMorgan Cazenove, Lehman Brothers, Merrill Lynch International and Morgan Stanley have been appointed joint bookrunners.

Summary of the Global Offer

•	Indicative price range of 215p to 245p per share, valuing the Company’s equity at £1,089 million following the Global Offer (at the midpoint of the offer price range).

•	Global institutional offer (containing an intermediaries tranche) to raise approximately $690 million in a primary offer. It is not the current intention of the existing shareholders to sell shares in connection with the Global Offer.

•	Offer of shares into the UK and internationally. There will also be an offer of new shares to eligible employees of the Company.

•	Inmarsat intends to use the proceeds to refinance part of its current indebtedness and provide an appropriate capital structure to pursue its strategy.

•	Over-allotment arrangements (not forming part of the primary offer) representing 10% of the Global Offer have been entered into with certain existing shareholders.

Announcement of pricing, allocations and commencement of conditional dealings are expected to occur on or around 17 June 2005. Admission to the Official List of the UK Listing Authority and trading on the London Stock Exchange (“Admission”) are expected to take place on or around 22 June 2005.

Commenting on today’s announcement, Andrew Sukawaty, Chairman and CEO of Inmarsat said:

“We are delighted to announce Inmarsat’s intention to float. Inmarsat is the premier global provider of mobile satellite services, which through its scale and leading technology is uniquely positioned to take advantage of the exciting growth prospects in the sector. Following the successful launch of the first of our powerful Inmarsat-4 satellites in March, we are now coming to the end of a heavy investment phase allowing us to focus on driving revenue and earnings growth and converting those earnings into cash. In the absence of unforeseen circumstances, we aim to pay at least half of the normalised free cash flow generated from our operations in the form of dividends to shareholders.

We are looking forward to the opportunities afforded by public company status, and we will use the proceeds of the IPO to strengthen our balance sheet.”

Registered in England and Wales No. 4886072

Company overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide through its global satellite network.

Inmarsat has more than 25 years of experience in designing, launching and operating its satellite-based network and developing innovative services for end-users. From a fleet of ten owned and operated geostationary satellites, Inmarsat provides a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. End-users of the Company’s services operate at sea, on land and in the air, and include government entities such as the US Department of Defense and the UK Ministry of Defence, shipping companies such as Maersk, energy companies such as Shell, media companies such as CNN and the BBC, airlines such as British Airways, and international aid organisations such as the International Red Cross.

Company strengths

The following key strengths enhance the Company’s position as the leading provider of global mobile satellite communications services to the maritime, land and aeronautical sectors:

•	a unique global communications network

•	an established, large end-user base of government and military entities, corporations and international aid organisations

•	an established, global distribution network

•	a business model characterised by high margins and an attractive cash conversion profile

•	achievable growth opportunities following deployment of our next-generation broadband network

•	25 year track record of innovation, technical excellence and reliability and

•	a strong management team with a proven track record

Strategy

Inmarsat’s strategy is to increase its penetration in its core data and voice services markets, including introducing new services and entering new end-user sectors. Inmarsat plans to:

•	maintain its strong growth and cash flow generation by increasing the sale of its existing services to its end-user base

•	develop and market its next-generation mobile broadband services - BGAN (Broadband Global Area Network), to existing and new customers

•	use existing and new distributor relationships to expand its end-user base

•	pursue new business and market opportunities and

•	continue its focus on delivering high cash returns.

Registered in England and Wales No. 4886072

Financials

Inmarsat’s revenues, EBITDA and total group operating profit under UK GAAP for the year ending 31 December 2004 were $480.7 million, $303.6 million and $159.1 million respectively. In 2004, the Company’s maritime, land and aeronautical sectors accounted for $251.4 million, $133.7 million and $16.9 million of revenue. Inmarsat also earned $56.9 million of revenue from its leasing activities. As of the end of December 2004, Inmarsat had 514 employees.

In the three months to 31 March 2005, revenue rose 7.7% to $127.4 million and EBITDA grew by 16.9% to $84.6 million compared to the equivalent period in 2004. Maritime sector revenue rose by 9%, buoyed by continued growing demand for data services. Aeronautical revenue jumped 42%, reflecting the increased awareness of the capabilities of the Swift64 high-speed data service.

Dividend policy

Inmarsat’s Board intends to adopt a dividend policy that will reflect the development of the underlying cash flow generation of the business. It expects to follow a policy which, in the absence of unforeseen circumstances, aims to pay at least half of the normalised free cash flow generated from operations in the form of dividends to holders of shares. “Normalised free cash flow” is defined as the net cash inflow from operating activities, less cash taxation paid or payable, normalised capital expenditure (being Inmarsat’s average annualised expected capital expenditure over the next 12 years) and cash debt service. For the 2005 Financial Year, the Company expects to pay an interim dividend of $25 million in October 2005, and a final dividend of $50 million in May 2006. If Admission had occurred on 1 January 2005, the Company would have expected to pay a full-year dividend of $117 million, a level in excess of the targeted minimum dividend payout level as described above. Inmarsat aims to increase dividends on a sustainable basis for subsequent financial years consistent with its cash generation.

Current trading and prospects

Since the end of the 2004 Financial Year, the levels of business activity and growth have continued to develop as expected. Overall, the outlook for trading for the 2005 Financial Year remains in line with the Directors’ expectations, and they are confident of Inmarsat’s prospects for the year.

Lock-up arrangements

The Company, the directors, certain members of senior management and the existing shareholders have entered into certain lock-up arrangements conditional on Admission pursuant to the underwriting agreement (or are subject to such arrangements) which provide that, except in specified circumstances,

•	the Company will not issue any shares for a period of 180 days from Admission and will consult with the bookrunners prior to issuing any shares for a further 180 days thereafter;

•	each director or member of senior management may not dispose of any shares after the closing of the Global Offer (other than pursuant to the over-allotment arrangements) until the Company publishes its preliminary results for the 2005 Financial Year and may thereafter dispose of up to 50% of his or her shareholding and will be free from restriction from December 2006; and

•	existing shareholders (other than the directors and certain members of senior management) may not dispose of any Shares for a period of 180 days following Admission, save that the above restrictions shall not apply in respect of any shares which are sold pursuant to the over-allotment arrangements.

Registered in England and Wales No. 4886072

Board of directors

At the time of Admission, the Board is expected to be as follows:

Andrew Sukawaty	Executive Chairman and Chief Executive Officer
Rick Medlock	Executive Director and Chief Financial Officer
Michael Butler	Executive Director and Chief Operating Officer
John Rennocks	Non-Executive Director – Senior Independent Director and Deputy Chairman
Bjarne Aamodt	Non-Executive Director
Sir Bryan Carsberg	Non-Executive Director
James Ellis Jr	Non-Executive Director

Enquiries:

Inmarsat
Media enquiries:
Chris McLaughlin	+44 20 7728 1015 / +44 779 627 6033
Investor enquiries:
Simon Ailes	+44 20 7728 1518

JPMorgan Cazenove
Edmund Byers	+44 20 7588 2828
Charles Harman	+44 20 7588 2828
Andrew Hodgkin	+44 20 7588 2828

Lehman Brothers
Todd Berman	+44 20 7102 2969
Philip Lynch	+44 20 7103 1212
Ben Iversen	+44 20 7102 1026

Merrill Lynch International
Philip Yates	+44 207 995 1698
Rupert Hume-Kendall	+44 207 996 2441

Morgan Stanley
John Hyman	+44 20 7677 3366
Scott Matlock	+44 20 7425 2142

Finsbury
Edward Orlebar	+44 20 7251 3801
Julius Duncan	+44 20 7251 3801

Registered in England and Wales No. 4886072

The contents of this announcement, which have been prepared by and are the sole responsibility of Inmarsat, have been approved by JPMorgan Cazenove Limited of 20 Moorgate, London EC2R 6DA and Morgan Stanley & Co International Limited of 25 Cabot Square, Canary Wharf, London E14 4QA solely for the purposes of section 21(2)(b) of The Financial Services and Markets Act 2000.

JPMorgan Cazenove, Lehman Brothers, Merrill Lynch International and Morgan Stanley or their respective affiliates are acting exclusively for Inmarsat and no-one else in connection with the proposed listing and equity offerings (the “Offer”) and will not be responsible to anyone other than Inmarsat for providing the protections afforded to their respective clients nor for providing advice in relation to the Offer.

This announcement does not constitute or form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Offer should only be made on the basis of information contained in the prospectus to be issued in due course in connection with the Offer, and any supplement or amendment thereto. The prospectus will contain certain detailed information about Inmarsat and its management, as well as financial statements and other financial data.

This announcement is not for release, publication or distribution in or into Australia, Canada, Japan or the United States or any jurisdiction where such announcement would be unlawful.

This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of Inmarsat is being made in the United States.

Certain statements in this announcement are “forward-looking statements”. The forward-looking statements can be identified by the use of forward-looking terminology including the terms ‘believes’, ‘plans’, ‘projects’, ‘targets’, ‘aims’, ‘would’, ‘could’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’ or ‘will’ and include statements that Inmarsat makes concerning the intended results of its strategy. The actual results of Inmarsat may differ materially from those predicted by the forward-looking statements. Subject to any obligations under the listing rules of the UK Listing Authority following admission to the Official List of the London Stock Exchange, Inmarsat undertakes no obligation to update publicly or revise forward-looking statements, except as required by law. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

This does not constitute a recommendation concerning the Offer. The value of shares can go down as well as up. Past performance is not a guide to future performance. Potential investors should consult a professional advisor as to the suitability of any offering for the individual concerned.

Stabilisation/FSA

Registered in England and Wales No. 4886072

NOTES TO EDITORS

Background to Inmarsat Services and End-users

Inmarsat’s principal services are mobile satellite communications services (both on-demand and leased capacity), which together in the 2004 Financial Year accounted for approximately 95% of the Company’s revenues.

Mobile Satellite Communication Services

End-users use Inmarsat’s mobile satellite communication services at sea, on land and in the air. The Company provides mobile data and voice services on a wholesale, on-demand basis through user terminals that vary based on bandwidth, capability, size, mobility and cost. Some of the services are available only in specified sectors (e.g., maritime-only applications), while others are available across a number of market sectors. In addition, third-parties, such as the US Navy, lease mobile satellite communications services capacity from Inmarsat through distribution partners. During the 2004 Financial Year, the maritime, land and aeronautical sectors and leasing generated approximately 52.3%, 27.8%, 3.6% and 11.8%, respectively, of consolidated revenues.

In 1982, Inmarsat introduced its first service, Inmarsat A, an analogue voice and low speed data product focused initially on the maritime sector. Since 1982, the Company has introduced a series of digital data and voice products that have helped consolidate its position in the maritime sector, facilitated entry into the land and aeronautical sectors and added increasingly high-speed data products to its portfolio.

Inmarsat has begun to introduce its next-generation services based on higher bandwidth, which support applications requiring significantly higher data transmission rates. In the fourth quarter of 2002, the Company introduced Regional BGAN, its first next-generation product using satellite capacity currently leased from Thuraya and which we intend to migrate to our first Inmarsat-4 satellite. Regional BGAN is available in approximately 100 countries across Europe, the Middle East, the Indian sub-continent and North, Central and West Africa and offers packet-based data services at transmission rates of up to 144 kbps. In light of the successful launch of the first Inmarsat-4 satellite in March 2005, following full deployment and arrival at its orbital slot, it is envisaged that the migration of all Regional BGAN traffic to the first Inmarsat-4 satellite will be completed by the end of July 2005 and the Thuraya lease will be terminated as soon as possible thereafter.

BGAN and Other Next-generation Services

BGAN

The broadband capability offered by the Inmarsat-4 satellite fleet will allow Inmarsat to introduce a new generation of mobile satellite communications services, with commercial launch targeted for the fourth quarter of 2005. The BGAN service will be the first such service Inmarsat introduces, targeted at the land sector. BGAN will offer end-users secure, reliable broadband for high-speed data applications. The service will support data transmission rates of up to 492 kbps, similar to, and in some cases higher than, the transmission rates planned for third generation terrestrial wireless networks, with the option of 64 kbps ISDN or QoS IP streaming at 32, 64, 128, or 256 kbps. Potential applications for BGAN include office applications (VPN and LAN), large file transfer, video store and forward, video live broadcast, video conferencing and high quality, price competitive voice telephony. BGAN will also support phone services such as SMS, call waiting, call forwarding and voicemail. Upon the successful deployment of the second Inmarsat-4 satellite, which Inmarsat currently intends to launch in the second half of 2005 or in early 2006, depending on launch providers’ schedules, Inmarsat will be able to offer high-bandwidth BGAN services covering approximately 85% of the earth’s land mass and approximately 98% of the world’s population.

Inmarsat is also developing next generation broadband services for the maritime and aeronautical sectors. Inmarsat’s aeronautical BGAN service will be branded as SwiftBroadband. These services will be accessed by end-users through dedicated terminals specifically designed for use in-flight and at sea. Inmarsat currently expects to launch SwiftBroadband in late 2006 and a maritime BGAN service in 2007.

Registered in England and Wales No. 4886072

Maritime End-users

Inmarsat is the leading provider of mobile satellite communications services to the maritime sector. During the 2004 Financial Year, the maritime sector represented 52.3% of total revenues, of which approximately 58.2% was generated by data services and 41.8% was generated by voice services.

End-users of the Company’s services in the maritime sector include companies engaged in merchant shipping, passenger transport, fishing, energy and leisure, as well as government and maritime patrol organisations (such as navies and coast guards). Merchant shipping accounts for the bulk of maritime revenues, as those ships spend the majority of their time at sea away from coastal areas and out of reach of terrestrial communication services.

Maritime end-users utilise the Company’s mobile satellite communications services for the following:

•	Data and information applications - Ship crew and passengers use Inmarsat’s services to send and receive email and data files, and to receive other information services such as electronic newspapers, weather reports, emergency bulletins and electronic chart updates.

•	Vessel management, procurement and asset tracking - Shipping operators use Inmarsat’s services to manage inventory on-board ships and to transmit data, such as course, speed and fuel stock. Services can be integrated with a global positioning system to provide a position reporting capability. Many fishing vessels are required to carry terminals using Inmarsat’s services to monitor the vessel and to ensure compliance with geographic fishing restrictions. Furthermore, new security regulations in certain jurisdictions are expected to require tracking of merchant vessels in territorial waters.

•	Voice services for passengers and crew - The majority of maritime sector end-users use the Company’s services for voice calls. Merchant shipping operators increasingly use Inmarsat’s services to provide payphones for crew use.

In addition to Inmarsat’s commercial activities the Company provides GMDSS safety services to the maritime sector. Ships in distress use Inmarsat’s safety services to alert a maritime rescue co-ordination centre of their situation and position. The rescue co-ordination centre then uses Inmarsat’s services to co-ordinate rescue efforts among ships in the area. All cargo vessels over 300 gross tons and all passenger vessels, irrespective of size, that travel in international waters must carry distress and safety terminals to access GMDSS services through Inmarsat. European Union regulation requires EU-registered fishing vessels longer than 15 metres to carry terminals for the purpose of positional reporting to those vessels. Typically, Inmarsat’s maritime terminals support its commercial services as well as its GMDSS services, which are not revenue generating. Inmarsat is currently recognised by the IMO as the sole provider of the satellite communications services required for GMDSS.

Land-Based End-users

Inmarsat is the leading provider of global mobile satellite communications services to the land sector, providing services to areas not served by existing terrestrial communications networks.

Inmarsat believes that greater workforce mobility and widespread demand for mobile communications devices offering higher data transmission rates should contribute to increasing demand for land-based data services by enterprise level users operating outside the coverage of terrestrial networks or where available terrestrial networks do not offer appropriate service characteristics.

During the 2004 Financial Year, the land sector represented 27.8% of total revenues, of which data services generated approximately 79.1% and voice services generated approximately 20.9%.

Military and government agencies constitute the largest end-users in the land sector and, like maritime end-users, demand reliable, high quality services. In addition to military and government users, aid organisations, media, construction, energy and transport companies utilise the Company’s services. In times of global security activity, such as the recent conflicts and peace keeping missions in Afghanistan and Iraq, Inmarsat has experienced increased demand for its user terminals and significantly higher levels of traffic over its network.

Registered in England and Wales No. 4886072

Inmarsat’s land-based end-users utilise the Company’s mobile satellite communications services for:

•	Voice, data and videophone - Media companies and multinational corporations use Inmarsat’s services for video conferencing, business telephony and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Media organisations transmit live broadcast-quality voice, live videophone and store-and-forward video footage and still images using the Company’s services.

•	Mobile and remote office connectivity - A variety of enterprises use Inmarsat’s services to access data, email, digital images, internet and corporate network connections.

•	Vehicle and facilities management - Inmarsat’s services are used to monitor the location of transport fleets and to conduct two-way communications with drivers. Governments and multinational corporations use the Company’s services to run applications that enable the remote operation of facilities such as lighthouses and oil pipelines.

Both data and voice services are offered to land sector end-users. Other than Regional BGAN, all of the Company’s existing land services are available globally (excluding extreme polar regions).

Aeronautical End-users

Inmarsat is the leading provider of mobile satellite communications services to the aeronautical sector. During the 2004 Financial Year, the aeronautical sector represented 3.6% of its total revenues. In the aeronautical sector, Inmarsat’s mobile satellite communications services are used principally by commercial airlines and corporate jets, as well as governmental end-users. Currently, Inmarsat terminals are installed in approximately 80% of all long-haul commercial aircraft.

Aeronautical end-users utilise Inmarsat mobile satellite communications services for:

•	Air traffic control communications (“safety services”) - Aircraft crew and air traffic controllers use Inmarsat services for data and voice transmission to communicate between the flight deck or avionics and ground based control facilities. This includes the automatic reporting of an aircraft’s position, and controller-pilot data link communication for clearance and information services. For example, users co-ordinate revisions of flight plans en route and transmit aircraft systems’ data to the ground.

•	Aeronautical operational communications - Aircraft crew and airlines ground operations use Inmarsat services for air-to-ground telephony and data communications. For example, users transmit aircraft systems’ “mission critical” condition data to the ground.

•	Aeronautical passenger communications - Aircraft passengers use Inmarsat services for air-to-ground telephony, fax services and data communications.

Inmarsat is currently the only satellite communications provider that complies with regulatory standards for the provision of aeronautical safety services, such as air traffic management and aircraft operational control. In some Pacific regions, approximately 90% of the aircraft use the Inmarsat satellite system for safety service applications. In the North Atlantic region, which introduced data link safety services more recently, more than 35% of flights use Inmarsat’s satellite system for aeronautical safety services.

End-user Terminals

Inmarsat data and voice services are provided over a range of communications terminals with different bandwidth capabilities, sizes, mobility and costs. Some of these terminals also provide maritime and air safety services. As size and portability are not as critical for maritime and aeronautical based users, the terminals available to users are often larger, more expensive and satisfy the users’ requirements for stabilisation and more stringent pointing capabilities (rather than portability). Other services and terminals, such as devices used for tracking and messaging, are also available.

Specialised third parties manufacture the user terminals and, except in the case of the Regional BGAN terminals, sell them to end-users directly or via their own independent sales channels, as do Inmarsat’s distribution partners and service providers. Terminals for Regional BGAN services Inmarsat are sold directly by the Company to its distribution partners.

Registered in England and Wales No. 4886072

Leasing

In addition to Inmarsat’s mobile satellite communications services, it leases capacity on the Inmarsat-2 and Inmarsat-3 satellites to distribution partners who on-lease the capacity to end-users. The Company expects to lease capacity on the Inmarsat-4 satellites, each of which will be capable of providing approximately 16 times more communications capacity than each of the Inmarsat-3 satellites (based on estimates of forward and return data rates of GAN services on the Inmarsat-3 satellites and BGAN on the Inmarsat-4 satellites), providing the ability to expand leasing revenues significantly. Typically, the capacity leases are short-term, with terms up to one year, although they can be as long as five years. The US Navy is the principal end-user of leased capacity on Inmarsat satellites. Inmarsat also leases satellite navigation transponders on the Inmarsat-3 satellites, primarily for the provision of navigation services to US and European civil aviation organisations, for up to five years. For the 2004 Financial Year, total leasing revenues represented approximately 11.8% of total revenues.

Board

At flotation the Board will include the following members:

CEO and Chairman

Andrew Sukawaty joined Inmarsat as Chairman in December 2003 and was appointed Chief Executive Officer in March 2004, respectively. He is non-executive chairman of Xyratex Ltd. (Nasdaq). He is a non-executive director of O2 plc (LSE) and a non-executive director of Powerwave Technologies Inc. (Nasdaq). He is the former chairman of Telenet Communications NV, a Belgian cable TV operator and is currently non-executive President of Cable Partners Europe. Between 1996 and 2000, he served as chief executive officer and president of Sprint PCS. Prior to serving at Sprint PCS, Mr. Sukawaty was chief executive officer of NTL Limited and chief operating officer of the UK cellular operator One 2 One (T Mobile, UK). Previously, he held various management positions with US West and AT&T. Mr. Sukawaty is the former chairman of CTIA (Cellular Telecommunications and Internet Association). Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

Chief Financial Officer

Rick Medlock joined the Board in September 2004. Prior to joining Inmarsat, he had served as chief financial officer and company secretary of NDS Group plc (Nasdaq and Euronext) since 1996. Mr Medlock previously served as chief financial officer of several private equity-backed technology companies in the United Kingdom and the United States. He is currently a non-executive director of Mondiale Publishing Limited, and a Fellow of the Institute of Chartered Accountants of England and Wales. Mr. Medlock holds an MA in Economics from Cambridge University.

Chief Operating Officer

Michael Butler joined the Board in December 2003. He has served as Managing Director of Inmarsat Global Limited since May 2000 and became Chief Operating Officer in June 2004. Prior to joining Inmarsat, he was the managing director of MCI WorldCom International in the United Kingdom. Between May 1994 and November 1998, he held various senior sales, customer services and general management positions, initially at MFS Communications Limited and subsequently MCI WorldCom International following WorldCom’s acquisition of MFS at the end of 1996. Between 1988 and 1994, he was employed by British Telecommunications plc, initially as a product marketing manager in the international division, then in senior sales roles within the international and domestic divisions. Between January 1983 and November 1988, he held a number of business development and marketing positions within the various business units of 3M (UK) PLC. He holds an HNC in Business and Finance and a Diploma from the Chartered Institute of Marketing.

Registered in England and Wales No. 4886072

Non-executive Deputy Chairman

John Rennocks joined the Board in January 2005. He is an independent non-executive chairman of Diploma plc and Nestor Healthcare Group plc, and has broad experience in biotechnology, support services and manufacturing. Mr. Rennocks previously served as a director of Inmarsat Ventures plc, and as Executive Director–Finance for British Steel plc/Corus Group plc, Powergen plc and Smith & Nephew plc. Mr. Rennocks is a Fellow of the Institute of Chartered Accountants.

Non-executive directors

Bjarne Aamodt joined the Board in January 2004. He is a Senior Vice President of Telenor ASA. He joined Telenor in 2001. Before that he held executive positions in several companies, among these, 18 years with Det Norske Veritas and 12 years with Alcatel. He has served as board member and chairman of various boards of Norwegian and foreign companies and institutions. He is a graduate of the Norwegian University of Science and Technology where he also received his Dr.Ing. degree in 1974. Bjarne Aamodt will resign as a Non-Executive Director at the annual general meeting in 2006.

Sir Bryan Carsberg will join the Board on Admission. He is currently Chairman of the Pensions Compensation Board and Chairman of the Council of Loughborough University. He is an independent, non executive director of RM plc, SVB Holdings PLC and Philip Allan Publishers Ltd. He was the first Director General of Telecommunications (head of Oftel, the telecommunications regulator that preceded Ofcom) from 1984 to 1992, Director General of Fair Trading from 1992 to 1995 and Secretary General of the International Accounting Standards Committee (predecessor of the International Accounting Standards Board) from 1995 to 2001. He was an independent, non-executive director of Cable and Wireless Communications plc from 1997 to 2000 and non-executive Chairman of MLL Telecom Ltd from 1999 to 2002. Sir Bryan is a Fellow of the Institute of Chartered Accountants in England and Wales and an Honorary Fellow of the Institute of Actuaries; he was knighted in January 1989. He holds an M.Sc.(Econ) from the University of London (London School of Economics).

James Ellis Jr will join the Board on Admission. He was formerly Commander, United States Strategic Command, headquartered at Offutt Air Force Base, Nebraska. He was responsible for the global command and control of US strategic forces while overseeing the employment and supporting the modernisation of the satellite communication network of the US Department of Defense. A graduate of the US Naval Academy in 1969, he was designated a naval aviator in 1971. He has held a variety of sea and shore assignments since then, including command of a Navy strike fighter squadron, a nuclear aircraft carrier and a carrier battle group. James Ellis Jr also served as a test pilot, within the Navy Office of Legislative Affairs, and as programme co-ordinator of the F/A-18 Hornet aircraft. He served as Deputy Chief of Naval Operations, Plans, Policy and Operations from 1996 to 1998, prior to assignment as both Commander-in-Chief US Naval Forces, Europe and Commander-in-Chief, Allied Forces, Southern Europe during a period of Balkan crisis. Admiral Ellis is currently the president and chief executive officer of the Institute of Nuclear Power Operations. He holds Masters Degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He is a graduate of the Senior Officer Programme in National Security Strategy at Harvard University. Admiral Ellis also serves on the Board of Directors of Lockheed Martin Corporation, Level 3 Communications, Inc. and America First Companies, LLC.

Registered in England and Wales No. 4886072

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: June 1, 2005	By:	/s/ ALISON HORROCKS
Alison Horrocks
Company Secretary